UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 3, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591), FORM F-4 (FILE NO. 333-213764) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated December 1, 2016
•	Press Release dated December 15, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: January 3, 2017	By:	/s/“Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. and Enbridge Income Fund Holdings Inc. Announce Close of $1.075-billion Sale of South Prairie Region Assets

CALGARY, ALBERTA, December 1, 2016 — Enbridge Inc. (TSX and NYSE:ENB) (“Enbridge” or the “Company”) together with Enbridge Income Fund Holdings Inc. (TSX:ENF) (“ENF”) announced today that an affiliate of Enbridge Income Fund (the “Fund”) has closed its previously announced sale of the Fund’s South Prairie Region assets (the “Assets”) to Tundra Energy Marketing Limited (“TEML”) for $1.075 billion in cash.

The Assets sold are liquids pipelines and related facilities in southeast Saskatchewan and southwest Manitoba, and include the Saskatchewan Gathering and Weyburn gathering systems as well as the Westspur trunk line. The Assets do not include the Bakken Expansion Pipeline, which enables delivery of crude oil production in North Dakota to the Enbridge Mainline System at Cromer, Manitoba.

“The sale of the Assets at an attractive valuation provides an efficient source of financing for the Enbridge group, supporting its industry leading secured growth program and displacing equity that we would otherwise need to raise through issuance of new capital,” said Enbridge Executive Vice President and Chief Financial Officer John Whelen. “It also represents about one-half of the target we set in September, in conjunction with the announcement of our planned acquisition of Spectra Energy, to monetize approximately $2 billion of non-core assets to strengthen the balance sheet and provide additional financing flexibility.”

The proceeds from the sale will be re-invested into organic growth projects of the Fund, including the Wood Buffalo Extension, Athabasca Twin and Norlite projects.

“The proceeds from the sale are sufficient to meet all of the Fund’s currently anticipated equity capital requirements through 2017 to fund its organic growth program, which supports our expected 10% annual increases in ENF’s dividend through 2019,” said ENF President Perry Schuldhaus.

Shipper commercial arrangements and contracts are expected to remain in place and it is expected that crude oil and NGL volumes delivered from the Assets will continue to flow onto the Enbridge Mainline at Cromer.

Forward Looking Information

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements with respect to anticipated cash flow and dividend growth; achieving monetization targets; future divestiture or monetization transactions; sources of funding; financing flexibility; use of proceeds; anticipated equity capital requirements; dividend increases; shipper commercial arrangements and contracts; and deliveries of crude oil and NGL volumes to the Enbridge Mainline. Although Enbridge and ENF believe these statements are based on information which is current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining but not limited to estimated future cash flow and dividends; expected available cash flow from operations; financial strength and flexibility; debt and equity market conditions; and economic and competitive conditions. A further discussion of the risks and uncertainties facing Enbridge can be found in Enbridge and Enbridge Income Fund’s filings with Canadian and United States securities regulators. While Enbridge and ENF make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge and ENF assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,200 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S., and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Enbridge Income Fund Holdings Inc.

Enbridge Income Fund Holdings Inc. is a publicly traded corporation. ENF, through its investment in Enbridge Income Fund, indirectly holds high quality, low risk energy infrastructure assets. The Fund’s indirectly owned assets consist of a portfolio of Canadian liquids transportation and storage businesses, including the 2,306-kilometre Canadian segment of the Mainline System (the largest conduit of oil into the United States), the Regional Oil Sands System, the Canadian segment of the Southern Lights Pipeline, Class A units entitling the holder to receive defined cash flows from the US segment of the Southern Lights Pipeline, a 50 percent interest in the Alliance Pipeline, which transports natural gas from Canada to the U.S., and interests in more than 1,400 megawatts of renewable and alternative power generation capacity. Enbridge Income Fund Holdings Inc. shares trade on the Toronto Stock Exchange under the symbol ENF. Information about Enbridge Income Fund Holdings Inc. is available on the Company’s website at www.enbridgeincomefund.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Adam McKnight
Toll Free: 1-888-992-0997 Email: media@enbridge.com	(403) 266-7922 or Toll free: (800) 481-2804 Email: adam.mcknight@enbridge.com

NEWS RELEASE

Enbridge Inc. Shareholders Overwhelmingly Support Combination with Spectra Energy Corp

CALGARY, ALBERTA—December 15, 2016 — Enbridge Inc. (“Enbridge” or the “Company”) (TSX:ENB) (NYSE:ENB) announced that Enbridge shareholders overwhelmingly approved the required resolutions in connection with the merger transaction (the “Transaction”) between Enbridge and Spectra Energy Corp (the “Transaction”) at the Special Meeting of shareholders (the “Meeting”) held today in Calgary, Alberta.

Of the common shares of Enbridge (“Enbridge Shares”) voted at the Meeting, 99.42% of the Enbridge Shares were voted in favour of the issuance of Enbridge Shares as consideration for the Transaction, and 99.80% of the Enbridge Shares were voted in favour of the amendments to General By-law No. 1 of Enbridge. More than 661 million, or approximately 70.5%, of outstanding Enbridge Shares, were voted in person or by proxy at the Meeting.

At a separate meeting today in Houston, Texas Spectra Energy Corp shareholders also approved the previously announced merger.

“We are pleased with the results of today’s vote, and we thank Enbridge and Spectra shareholders for their overwhelming support and confidence in our future,” said Al Monaco, President and Chief Executive Officer, Enbridge Inc. “This marks an important milestone toward creating North America’s premier energy infrastructure company, with the size, scale and scope that will launch Enbridge into a unique global investment category.

“With this combination we are bringing together the highest quality liquids and natural gas infrastructure assets in North America under one roof and achieving our strategic objective to extend and diversify our growth well into the future. With six growth platforms, each with very strong competitive positions, Enbridge will have the largest and most diversified capital investment program in the sector. We expect to generate industry-leading cash flow and dividend growth, which will continue to be underpinned by sound commercial structures and a strong balance sheet.”

Mr. Monaco noted that integration planning is well underway. “We’re pleased with our progress in planning for the integration of the two companies and we will be ready to operate as one company, with one vision, when the Transaction closes. Over the decades, our two companies have proven they approach shareholder value creation, customers, communities and staff in the same way, and we look forward to welcoming the Spectra team to Enbridge.”

Both companies continue to work to meet closing conditions and the required regulatory applications are progressing. Clearance has been received under the Canada Transportation Act (Canada) to complete the Transaction and the Committee on Foreign Investment in the United States (CFIUS) has begun its 30-day review period after accepting the joint voluntary notice by Enbridge and Spectra Energy on November 21, 2016. The CFIUS review will conclude no later than December 20, 2016, unless it extends the review period. Additionally, on December 8, the Ontario Energy Board communicated that it is satisfied the Transaction does not require its approval. As a standard part of the regulatory approval process for transactions of this type, both companies continue to work closely with the Federal Trade Commission and the Canadian Competition Bureau to expeditiously conclude each of their reviews of the Transaction.

Pending the satisfaction of the remaining conditions and approvals, the Transaction is expected to close in the first quarter of 2017.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,200 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S., and has been ranked 15 times on the annual Canada’s Top Employers list, including the 2017 index.

Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward-Looking Information

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included in this news release include, but are not limited to, statements with respect to the Transaction and expectations regarding the timing and closing thereof; expectations regarding required regulatory approvals; expectations regarding the impact of the Transaction; and the combined company’s scale, asset base, financial strength, cash flows and growth opportunities.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions, risks and uncertainties include the following: the timing and completion of the Transaction, including receipt of regulatory approvals and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans;

and the expected supply of and demand for crude oil, natural gas, natural gas liquids and renewable energy and the prices of these commodities. The Company cautions that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings of Enbridge with Canadian and U.S. securities regulators, including proxy statements, prospectuses and registration statements filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Transaction on the Company.

Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All forward-looking statements in this news release are expressly qualified in their entirety by these cautionary statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Adam McKnight
Investment Community
Toll Free: (888) 992-0997 Email: media@enbridge.com	(403) 266-7922 Email: adam.mcknight@enbridge.com